EMPLOYMENT AGREEMENT
                               (Cecil E. Glovier)


     THIS EMPLOYMENT AGREEMENT (hereinafter called the "Agreement") is entered into as of April 1, 2003, by and between COLONIAL TRUST COMPANY, an Arizona corporation (hereinafter called the "Company"), with its principal office located at 5336 N. 19th Avenue, Phoenix, Arizona 85015, and Cecil E. Glovier, residing at 16925 W. Roadrunner Road, Mayer, Arizona 86333 (hereinafter referred to as "Glovier").

     Glovier is presently employed by the Company as Chief Operating Officer and Secretary.

     NOW, THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth, the parties do hereby agree as follows:

     1. Employment. The Company hereby continues to employ Glovier and Glovier hereby accepts continued employment by the Company as Chief Operating Officer and Secretary to perform such duties and services of a senior executive nature as may from time to time be assigned or delegated to him by the Board of Directors and President of the Company.

     Throughout the term of this Agreement, Glovier will devote his entire working time, energy, skill and best efforts to the performance of his duties hereunder in a manner, which will faithfully and diligently further the business interests of the Company. Notwithstanding the foregoing, Glovier shall be permitted to serve as a director of additional organizations and participate in other activities for other groups upon the prior approval by the Company, which approval shall not unreasonably be withheld.

     2. Term. This Agreement shall be for a term of one (1) year, commencing on April 1, 2003, and ending on March 31, 2004, unless sooner terminated as hereinafter provided. Unless either party elects to terminate this Agreement at the end of the original or any renewal term by giving the other party notice of such election at least sixty (60) days before the expiration of the then current term, this Agreement shall be deemed to have been renewed for an additional term of one (1) year commencing on the day after the expiration of the then current term.

     3. Compensation and Benefits.

          (a) Salary. For the services rendered by Glovier to Company, Glovier shall receive a base salary at the rate of $ 92,881.80 per year, payable in accordance with the standard payroll practices of the Company.

          (b) Bonus. Glovier shall be entitled to receive an annual bonus each fiscal year in which the Company generates net income (after the payment of income taxes), calculated according to the following formula: (y) after-tax net income per share of Common Stock, multiplied by (z) a number of shares equal to seven and one-half percent (7 1/2%) of the Company's total issued and outstanding Common Stock at March 31, 2000. Shares of Common Stock, which are issuable upon the exercise of issued, and outstanding (but unexercised) stock options as of March 31, 2000 shall be excluded for purposes of calculating the Company's issued and outstanding Common Stock in the foregoing formula. Such bonus, if any, shall be paid within ninety (90) days from the end of the Company's fiscal year. The Company and Glovier shall use their best efforts to cause such bonus to be treated as an expense of the Company during the fiscal year in which such bonus is earned, not the year in which bonus is paid.

          (c) Medical Insurance. The Company will provide coverage for Glovier and his dependents under the Company's health insurance policy. Such coverage for his dependents may be provided for by additional based salary and then costs for such coverage deducted from Glovier's base salary.

          (d) Life Insurance. The Company will procure and maintain in effect a $500,000 term life insurance policy insuring Glovier's life; provided, however, if Glovier is not insurable at regular rates, the Company will purchase a term life policy only in such amount as it may purchase by paying a premium equal to the amount it would have paid for a $500,000 policy had Glovier been insurable at regular rates. In the event of Glovier's death, one-half of the face amount of the policy shall be payable to the Company and the other half of the face amount of the policy shall be payable to the beneficiaries designated by Glovier.

          (e) Disability Insurance, Disability Payments by Company. The Company agrees that Glovier will be provided the same level of disability coverage as the Company provides for its other senior executives.

     4. Termination of this Agreement and Glovier's Employment.

          (a) Mandatory Termination. This Agreement shall terminate upon the expiration of the then-existing term in the event that either party gives notice of such party's election to then terminate the Agreement as set forth in paragraph 2 hereof. Furthermore, this Agreement shall terminate in the event of the death of Glovier subject to paragraph 3(e) hereof.

          (b) Discretionary Termination For "Cause". The Company may terminate this Agreement and Glovier's employment at any time for "cause." For purposes of this Agreement, "cause" shall mean the following:

               (1) Subject to paragraph 3(f) hereof, Glovier's inability to perform his duties under this Agreement for a period of more than ninety (90) consecutive days due to a total or partial disability;

               (2) If Glovier fails to perform his duties to the Company hereunder in the unanimous opinion of the Company's Board of Directors;

               (3) Glovier commits such acts of dishonesty, theft, fraud or misappropriation or is convicted of a crime that would, in the opinion of the Board of Directors, prevent the effective performance of Glovier's duties hereunder; or

               (4) Glovier breaches the terms and conditions of Section 5 of this Agreement.

     Any termination of Glovier's employment will be effective upon Glovier's receipt of written notice of such termination unless otherwise provided in said notice, and such termination shall be without prejudice to any other remedy to which the Company may be entitled either at law, in equity or under this Agreement.

          (c) Termination Upon Change of Control. In the event that Glovier's employment is terminated upon or within two (2) years after a change of control either by the Company for any reason other than the reasons set forth in Paragraph 4(a), 4(b)(1), (3) or (4) or as a result of the resignation of Glovier as a result of:

               (1) a material breach by the Company of its obligations under this Agreement;

               (2)  a reduction in Glovier's base salary; or

               (3) a relocation of the Company's business offices without Glovier's consent to a location which is outside the general metropolitan area in which the Company was located immediately prior to the change of control;

then the Company would pay to Glovier in consideration of such termination the following:

               (1) an amount equal to the remaining portion of the base salary due under the term of this agreement, but not less than two times Glovier's annual base salary in effect either immediately prior to the termination of employment or immediately prior to the change of control, whichever is the greatest; and

               (2) an amount equal to the spread (ie. The excess of market value over the exercise price) on any stock options held by Glovier, whether or not such options were exercisable at the date of termination. Upon the payment of such compensation, such stock options shall be cancelled.

     For purposes of this provision of this Agreement, "change of control' shall mean:

               (1) The acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, amended (the "Exchange Act") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors;

               (2) Individuals who, as of the date hereof, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the board; provided however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors the comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

               (3) Approval by the shareholders of the Company of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination").

               (4) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company; or

               (5) A majority of the Board otherwise determines that a Change in Control shall have occurred.

     5. Confidential Information, Non-Solicitation.

          (a) Confidential Information, Non-Solicitation. All information furnished to Glovier by the Company, learned by Glovier from the Company or developed by Glovier on behalf of the Company or at the Company's direction or for the Company's use or otherwise in connection with Glovier's employment hereunder, are and shall remain the sole and confidential property of the Company; provided, however, the foregoing shall not apply to any such information in the public domain other than by reason of a breach of this Paragraph 5. If the Company requests the return of information or any such materials at any time during or at the termination of Glovier's employment, Glovier shall immediately deliver the same to the Company. During the term of this Agreement and at all times thereafter, Glovier shall not use for his personal benefit, or disclose, communicate or divulge to, or use for the direct or indirect benefit of any person, firm association or company other than the Company, any material referred to in this Paragraph 5 or any confidential information regarding the business methods, business policies, procedures, techniques, trade secretes or other knowledge or processes of or developed by the Company or any names and addresses of customers or clients or any other confidential information relating to pay, present or prospective business operations or activities of the Company, made known to Glovier or learned or acquired by Glovier while in the employ of the Company.

          (b) Non-Solicitation. During the term of this Agreement and for a period of one (1) year after the termination of his employment with the Company for any reason whatsoever, Glovier shall not, directly or indirectly, solicit, induce, encourage or attempt to influence any client, customer, employee, consultant, independent contractor, salesman or supplier of the Company (including without limitation any broker/dealer with whom the Company does or has done business) to cease to do business with or to terminate his employment with the Company and shall not utilize for any such purpose any names and addresses of customers or clients of the Company or any data on or relating to past, present or prospective (at the time of termination of Glovier's employment) customers or clients of the Company.

     6. Arbitration of Disputes. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the rules of the American Arbitration Association. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

     7. Modification of Contract. No waiver or modification of this Agreement shall be valid unless it is in writing and duly executed by both parties.

     8. Severability. All agreements and covenants contained herein are severable, and in the event any of them shall be held to be valid by any court of competent jurisdiction, this Agreement shall be interpreted as if such invalid agreements and covenants were not contained herein.

     9. Governing Law, Venue for Arbitration. This Agreement takes effect upon its acceptance and execution by the Company in Phoenix, Arizona, and shall be interpreted and construed under the laws of the State of Arizona, which laws shall prevail in the event of any conflict of law. This Agreement and the obligations hereunder are made and performable in Maricopa County, Arizona, which shall be the exclusive venue for any arbitration hereunder.

     10. Notice. Any notice to be given hereunder by either party to the other shall be in writing and may be transmitted by personal delivery or by mail, registered or certified, postage prepaid with return receipt requested to their respective addresses hereinabove provided, or to the Company or Glovier at its or his last known address.

     11. Entire Agreement. This Agreement contains the complete agreement between the Company and Glovier concerning the employment arrangement between the Company and Glovier. The parties acknowledge that any statements or representations that may have been made previously by either one of them to the other (other than those contained in this Agreement) are of no effect and that neither of them has relied on such considerations in executing this Agreement.

     IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date, month and year first above written.

COLONIAL TRUST COMPANY


BY:     /s/ John K. Johnson
         John K. Johnson
         President and Chief Executive Officer



BY:   /s/ Cecil E. Glovier
          Cecil E. Glovier
         Chief Operating Officer and Secretary







                        AMENDMENT TO EMPLOYMENT AGREEMENT


     This Amendment to Employment Agreement (the "Amendment") is entered into this 29th day of April, 2004, by and between Colonial Trust Company, an Arizona corporation (hereinafter called "Colonial"), and Cecil E. Glovier, ("Glovier").

                                    RECITALS:

1. Glovier is presently employed by Colonial as its Chief Operating Officer and Secretary.

2. Colonial and Glovier entered into an Employment Agreement dated April 1, 2003 (the "Employment Agreement') which governs the terms of employment by Colonial of Glovier.

3. Colonial and Glovier now wish to amend the Employment Agreement as hereinafter provided.

                                   AGREEMENT:

     NOW, THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth, the parties do hereby amend the Employment Agreement as follows:

1. In lieu of the bonus provided for in paragraph 3.(b) of the Employment Agreement, Colonial will pay to Glovier upon the confirmation of the sale of the Corporate Trust Division of Colonial and the close of the Wealth Management Division of Colonial a bonus of $107,150.00 which shall be payable 60% upon the close of the sale of the Corporate Trust Division and 40% upon the close of the sale of the Wealth Management Division. These amounts will be in lieu of any bonuses due and payable under the agreement for the fiscal year end March 31, 2004 and any subsequent year end.

2. Colonial and Glovier agree to amend paragraph 4 of the Employment Agreement by the addition of the following:


          (d) Sale of the Corporate Trust Division to First State Bank, Happy, Texas. Notwithstanding the above, in the event that Colonial successfully closes the sale of its Corporate Trust Division to the First State Bank, Happy, Texas, ("First State Bank") and as a result thereof Glovier becomes an employee of First State Bank and in the event his employment is terminated by First State Bank within the first year after the close of the sale of the Corporate Trust Division of Colonial to First State Bank, then Colonial shall pay to Glovier an amount equal to $92,882.00 (Glovier's current annual base salary) less any amounts paid by First State Bank to Glovier during his employment by First State Bank. In the event of such termination and payment, such amount shall be paid to Glovier within thirty days of Glovier's termination by First State Bank.

               For purposes of this provision, "termination" by First State Bank of Glovier shall mean involuntary termination by First State Bank except for termination for cause. "Termination for cause" shall be termination for any of the following reasons:

               1. Glovier's inability to perform his duties under the First State Bank Employment Agreement for a period of more than ninety (90) consecutive days due to total or partial disability;

               2. Glovier commits such acts of dishonesty, theft, fraud or misappropriation or is convicted of a crime that would, in the opinion of First State Bank, prevent the effective performance of Glovier's duties thereunder; or

               3. Glovier is terminated by First State Bank as a result of a material breach by Glovier of the terms and conditions of his Employment Agreement with First State Bank.

                    Colonial and Glovier agree that the potential payment provided for in this subparagraph (d) is in lieu of any payment as provided for under subparagraph (c) above.

         EXECUTED this 29th day of April, 2004.

                                                     COLONIAL TRUST COMPANY


BY:       /s/ John K. Johnson
         John K. Johnson, President


BY:      /s/ Cecil E. Glovier
         Cecil E. Glovier